NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 11, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value per share, of: John Hancock Multifactor Media and Communications ETF of John Hancock Exchange-Traded Fund Trust under the Exchange Act of 1934.

Sincerely,

